Exhibit 99.1

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.  THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U. S. PERSONS, ABSENT AN APPLICABLE EXEMPTION FROM REGISTRATION.

DUNDEE CORPORATION ANNOUNCES FILING OF PRELIMINARY SHORT FORM PROSPECTUS FOR $115,000,000 PREFERENCE SHARE FINANCING

TORONTO, CANADA  – August 31, 2009 – Dundee Corporation (the “Company”)  (TSX – “DC.A”) is pleased to announce that it has filed a preliminary short form prospectus with the securities regulators in all of the provinces and territories of Canada in connection with an underwriting agreement entered into with a syndicate of underwriters co-led by GMP Securities L.P. and Scotia Capital Inc. that includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Dundee Securities Corporation, National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation and Raymond James Ltd. who have agreed to purchase, on a bought deal basis 4,600,000 Cumulative 5-Year Rate Reset First Preference Shares, Series 2 (“Rate Reset Series 2 Preference Shares”) of the Company at a purchase price of $25.00 per Rate Reset Series 2 Preference Share, for aggregate gross proceeds of $115,000,000. The underwriters also have an option, exercisable for a period of 30 days following the closing date, to purchase up to an additional 600,000 Rate Reset Series 2 Preference Shares to cover over-allotments.

Holders of the Rate Reset Series 2 Preference Shares will be entitled, as and when declared by the Board of Directors of the Company, to receive a cumulative quarterly fixed dividend for the initial five-year period ending September 30, 2014 of 6.75% per annum. Thereafter, the dividend rate will reset every five years to an annual dividend rate equal to the 5-Year Government of Canada Bond Yield as quoted on Bloomberg on the 30th day prior to the first day of the relevant subsequent five year fixed rate period plus 4.10%. Holders of the Rate Reset Series 2 Preference Shares will have the right to convert their shares into Cumulative Floating Rate First Preference Shares, Series 3 of the Company (the "Floating Rate Series 3 Preference Shares"), subject to certain conditions and the Company’s right to redeem the Rate Reset Series 2 Preference Shares, on September 30, 2014 and on September 30th every five years thereafter. Holders of the Floating Rate Series 3 Preference Shares will be entitled to receive a quarterly floating rate dividend, as and when declared by the Board of Directors of the Company, equal to the then current three-month Government of Canada Treasury Bill yield plus 4.10%. Holders of the Floating Rate Series 3 Preference Shares may convert their Floating Rate Series 3 Preference Shares into Rate Reset Series 2 Preference Shares, subject to certain conditions and the Company’s right to redeem the Floating Rate Series 3 Preference Shares, on September 30, 2019 and on September 30th every five years thereafter.

The Company intends to use the gross proceeds of the offering for general corporate purposes.  The offering is scheduled to close on or about September 15, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

About Dundee Corporation

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $64 billion under management and administration. Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 74% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Corporation
(416) 365-5665

Lucie Presot
Vice President and
Chief Financial Officer
Dundee Corporation
(416) 365-5157